Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
($ in thousands)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Income (loss) from continuing operations before income taxes(a)	$1,030,534	$894,315	$1,237,729	$618,231	$411,946	$188,632	$(32,065)

Fixed charges:
Interest expense(b)	128,111	74,915	109,216	80,189	63,467	76,447	85,419
Capitalized Interest	1,660	1,788	2,483	2,072	3,465	3,020	1,695
Interest factor portion of rentals(c)	27,979	21,428	30,275	23,290	13,991	13,581	13,769

Total fixed charges	157,750	98,131	141,974	105,551	80,923	93,048	100,883

Less: Capitalized Interest	(1,660)	(1,788)	(2,483)	(2,072)	(3,465)	(3,020)	(1,695)

Earnings before income taxes and fixed charges	$1,186,624	$990,658	$1,377,220	$721,710	$489,404	$278,660	$67,123

Ratio of earnings to fixed charges	7.52	10.10	9.70	6.84	6.05	2.99	— (d)

(a)	Income (loss) from continuing operations before income taxes has been adjusted to include only distributed income of less-than-fifty-percent-owned persons.

(b)	Interest expense consists of interest expense incurred from continuing operations and amortization of debt issuance costs.

(c)	Interest factor portion of rentals is estimated to be one-third of rental expense.

(d)	For the year ended December 31, 2002, earnings, as defined, before fixed charges were inadequate to cover fixed charges by $33.8 million.